Seaspan Corporation

Room 503, 5/F, Lucky Commercial Center

103 Des Voeux Road West

Hong Kong

China

August 5, 2005

Mr. Mathew C. Bazley

Division of Corporation Finance

United States Securities and Exchange
Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Seaspan Corporation

Acceleration Request for Registration Statement on Form F-1

File No. 333-126762

Dear Mr. Bazley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 filed by Seaspan Corporation (the “Corporation”) on July 21, 2005, to become effective at 2:00 p.m. Eastern Time, Monday, August 8, 2005 or as soon as reasonably practicable thereafter.

The Corporation acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mathew C. Bazley

August 5, 2005

If you have any questions or comments, please contact Mike Rosenwasser (212-237-0019), Charlie Carpenter (212-237-0219) or Emilia Simonelli (212-237-0029) of Vinson & Elkins L.L.P., the Corporation’s outside counsel. Thank you for your prompt attention to this matter.

Very truly yours,

SEASPAN CORPORATION

By:	/s/ Gerry Wang
Gerry Wang
Chief Executive Officer